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American Funds Money Market Fund
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486-9200
Fax (213) 615-0430

April 15, 2009

Mr. Brent Fields, Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American Funds Money Market Fund (the “Trust”) – Registration Statement on Form N-14
File No. 333-158165

Dear Mr. Fields:

This letter is in response to oral comments we received on April 8, 2009 from Ms. Laura Hatch to the Trust’s Registration Statement on Form N-14 filed on March 24, 2009.  Our responses to your comments are set forth below.  We intend to incorporate any changes to the fund’s disclosure in an pre-effective Amendment to the Registration Statement.  Capitalized terms used in this letter and not otherwise defined shall have the meaning ascribed to such term in the Combined Proxy Statement/ Prospectus contained in the Registration Statement.

1.           Comment:  What entity will be the “accounting survivor” after the proposed reorganizations?  Please refer to the SEC No-Action Letter to North American Security Trust (first available August 5, 1995).

Response:  We have determined that the Trust will be the accounting survivor of the reorganizations.  The general criteria that are applied to determine the proper accounting surviving entity are outlined in the AICPA Accounting and Audit Guide for Investment Companies with Conforming changes as of May 1, 2003.  The Commission Staff applied substantially the same criteria for a fund to be able to show historical results of a predecessor fund in the North American Security Trust No-Action Letter.  The factors indicated are portfolio management of the funds, portfolio composition, investment objectives, policies and restrictions, expense structures and expense ratios and asset size.  The intent of these factors is to prevent an investment adviser from wiping clean the poor performance record of a predecessor entity by merging it into a newly formed “shell” entity.

The Trust was declared effective on April 1, 2009 and will have commenced operations on May 1, 2009, prior to the shareholder vote for the proposals and the subsequent reorganizations.  The Trust was formed to be the one money market fund offered by the American Funds.  The Trust is a money fund that invests mainly in U.S. Treasury securities and other securities backed by the full faith and credit of the U.S. government, but also has the flexibility to adjust to changing markets by investing in other high quality money market instruments.  This strategy happens to be a combination of the investment strategies of our current taxable money market funds, however, the Trust was not formed to be a “shell” simply to absorb the assets of CMTA and CTRS.

While the Trust will have the same investment adviser as the Funds, its portfolio in “normal” market conditions will be different than the portfolio of either of the Funds.  The expense structure of the Trust will be similar to that of the Funds, however, the Trust’s advisory fee will be lower than that of either of the Funds.  The initial size of the Trust after the reorganizations will be most similar to CMTA, however, because it will be the only money market fund in the American Funds family we cannot predict its size after the reorganizations.  Additionally, we think it would be misleading to investors to show results for CMTA, which has historically been invested mainly in commercial paper, or CTRS, which has been invested primarily in U.S. Treasury securities.

For all of the foregoing reasons, we have determined that the Trust will be the “accounting survivor” after the reorganizations.  We plan to disclose this in the notes to the pro forma financials included in the amended Registration Statement.

2.         Comment:  You mention that the estimated effective advisory fee of the Trust will be slightly lower than the current advisory fee for each of the Funds, yet the advisory fee set forth in the expense table for CMTA and pro forma for the Trust are the same (0.27%).  Please explain.

Response:  The estimated effective advisory fee of the Trust is slightly lower than the current advisory fee for each of the Funds.  The fees show as the same for CMTA and the Trust due to rounding to two decimal places.  If taken out to three decimal places, the advisory fee for CMTA would be 0.274% and pro forma for the Trust would be 0.265%.  To better illustrate the difference in advisory fees, we will show the advisory fee and breakpoint schedules for each of the funds in the amended Registration Statement.

3.         Comment:  Certain of the risks listed under the title “Principal Investment Risks” in Section D of the Combined Proxy Statement/Prospectus don’t apply to CTRS.  Please identify those risks that don’t apply to a particular fund.

Response:  We will identify the risks that do not apply to CTRS in the amended Registration Statement.

4.         Comment:  Under the heading “Reasons for the Reorganization” in Section E of the Combined Proxy Statement/Prospectus please indicate that the Trust is subject to certain risks that are not necessarily applicable to CTRS (see number 3 above).

Response:  We will disclose in the amended Registration Statement that the Trust will be subject to certain risks that are not necessarily applicable to CTRS.

5.         Comment:  Please disclose the advisory fee and breakpoint schedule for each of the funds.

Response:  As mentioned in response to comment 2 above, we will disclose the advisory fee and breakpoint schedule for each fund in the amended Registration Statement.

6.         Comment:  The total expense ratios in the fee tables for CMTA and CTRS do not match the ratio of expenses to average net assets before reimbursements/waivers in the financial highlights for each fund.  Please explain.

Response:  The total expense ratios in the fee tables include a fee equal to 0.01% of the fund’s net assets as of September 19, 2008 for the fund to participate in the initial term of the U.S. Treasury’s Temporary Guarantee for Money Market Funds.  The fee was not included in the financial highlights since it was incurred after the end of the funds’ fiscal year end.

7.         Comment:  Please identify in the beginning of the Combined Proxy Statement/Prospectus who will be paying the costs associated with obtaining shareholder approval for the proposals and an estimate of those costs.  Additionally, if the funds will incur the costs please adjust the capitalization table to reflect the expenses.

Response:  We will include a statement in the amended Registration Statement that the Funds will incur the costs associated with obtaining shareholder approval for the proposals and an estimate of those costs.  We will also show an adjustment to the capitalization table to reflect the expenses.

Thank you for your consideration of our response to your comments.  As discussed with Ms. Hatch, we will include the additional / amended disclosure indicated above in the Trust’s amended Registration Statement, which we intend to file with the SEC on, or about, April 20, 2009.

If you have any questions please do not hesitate to contact me at (213) 615-4024.

Sincerely,

/s/ Michael J. Triessl

Michael J. Triessl
Counsel
Capital Research and Management Company

cc:           Ms. Laura Hatch, Securities and Exchange Commission